Excelsis investments, inc.

801 West Bay Drive

Suite 470

Largo, Florida 33770

(727) 330-2731

February 17, 2015

Mr. Edwin Kim

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Excelsis Investments, Inc. (the “Company”)
Outstanding Loan & Consulting Agreements
SEC File No. 000-54635

Dear Mr. Kim:

In response to your request please be advised I hereby amend my statement to you dated January 23, 2015 and substitute the following in its entirety:

Outstanding Loan Agreements:

1.	Asher Enterprises Inc., loan agreement dated January 23, 2014 for the amount of $53,000.
2.	KBM Worldwide Inc., loan agreement dated March 25, 2014 for the amount of $53,000.
3.	KBM Worldwide Inc., loan agreement dated June 13, 2014 for the amount of $53,000.
4.	Caesar Capital Group LLC, loan agreement dated June 23, 2014 for the amount of $50,000.
5.	ARRG Corp, loan agreement dated June 23, 2014 for the amount of $50,000.
6.	Joseph W. Abrams SEP IRA, loan agreement dated June 25, 2014 for the amount of $50,000.
7.	Harmonious Enterprises Inc., loan agreement dated July 25, 2014 for the amount of $175,000, of which we have only accepted $75,000 of the loan to date.

Pers Monitoring Account with Harmonious Enterprises Inc.

1.	Agreement For Purchase and Sale of Pers Monitoring System dated September 1, 2014 between Excelsis Investments, Inc. and Harmonious Enterprises Inc., subject to terms of an order of confidential treatment which may be entered.

Consulting Agreements:

1.	Consulting agreement with Cicero Consulting Group LLC, dated June 23, 2014 for the amount of $250,000 in the form of a Convertible Promissory Note.

Mr. Edwin Kim
Securities and Exchange Commission
RE: Excelsis Investments, Inc.
SEC File No. 000-54635
February 17, 2015
Page 2

2.	Each of the foregoing documents will be filed as an exhibit to our Form 10-K for the period ending December 31, 2014.

Tandy Representations:

The Company respectfully advises the Staff that the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EXCELSIS INVESTMENTS, INC.

BY:	/s/ Brian McFadden
Brian McFadden, President